SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 9, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to this Form 6-K, and incorporated herein, is the Registrant’s press release dated August 8, 2005, announcing Second Quarter 2005 Results

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

August 9, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Second Quarter 2005 Results

—	Scitex Vision achieved record quarterly revenues of $37.7 million
—	Scitex achieved quarterly net income of $2.8 million

Tel Aviv, Israel - August 8, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the second quarter ended June 30, 2005.

Results of Operations

For the second quarter of 2005, revenues were $37.7 million, an increase of 22% from $30.8 million in the second quarter of 2004. The Company had operating income for the quarter of $1.3 million, compared to operating income of $0.2 million for the second quarter of 2004. The net income reported by Scitex for the second quarter of 2005 amounted to $2.8 million compared to a net loss of $1.2 million in the second quarter of 2004.

Balance Sheet and Cash Flow

On a consolidated basis, cash, cash equivalents and short-term investments at the end of the second quarter of 2005 were $141.0 million. This excludes restricted deposits of $13.0 million at Scitex Vision and $5.0 million retained in a custodial account in connection with the sale by Scitex of the operations of Scitex Digital Printing, and compares to $141.5 million at the end of the first quarter of 2005. Cash, cash equivalents and short-term investments at the end of the second quarter of 2005 held only by Scitex Corporation and its wholly-owned subsidiaries amounted to $136 million (excluding the above-described $5.0 million retained in a custodial account).

Trade receivables increased to $35.3 million at the end of the second quarter from $32.8 million as of the end of the previous quarter due to increased business activities. However, inventory decreased to $39.3 million from $40.4 million as of the end of the previous quarter.

Scitex Vision

Scitex Vision achieved record quarterly revenues for the tenth consecutive quarter. This was driven by continued strong demand for the Company’s products and strong ink revenues exceeding $13 million. The second quarter was highlighted by the China Print show in Beijing, marking a milestone in Scitex Vision’s business activities in China, as well as the previously announced cooperation arrangements with Beiren. In addition, at the Fespa Screen Printing show in Munich, Scitex Vision demonstrated its leadership in solutions for the various markets in which it operates.

Scitex Vision’s revenues for the second quarter of 2005 were $37.7 million, an increase of 22% from $30.8 million in the corresponding quarter of 2004 and an increase of 3.0% from $36.6 million in the first quarter of 2005. Scitex Vision’s operating income in the second quarter of 2005 was $3.6 million, compared to $2.0 million in the second quarter of 2004 and $4.0 million in the first quarter of 2005. Scitex Vision’s net income was $2.9 million in the second quarter of 2005, compared to $1.2 million in the second quarter of 2004 and $3.7 million in the first quarter of 2005. Geographically, revenues were relatively balanced this quarter, with the Americas contributing 35%, Europe representing 34%, and the rest of the world accounting for 31%.

Cash, cash equivalents and short-term investments of Scitex Vision at the end of the second quarter of 2005 amounted to $18.0 million (including the $13.0 million of restricted deposits), bringing the net debt of Scitex Vision to third parties, primarily bank borrowings, to approximately $24.5 million.

Objet Geometries Ltd.

In June 2005, Scitex sold all of its holdings in Objet Geometries Ltd. to several other shareholders of Objet for $3.0 million in cash, payable in two installments. Additional contingent consideration will be paid to Scitex should Objet undergo specified “exit events” prior to the end of 2007. Scitex received $1.0 million at closing, which was recognized as “other income” in the second quarter.

Management Comments

Raanan Cohen, President and CEO of Scitex, commented: “Scitex Vision continued its high growth rate, achieving a tenth consecutive quarter of revenue growth, with record quarterly revenue, as well as profitability and positive cash flow. Scitex Vision’s excellent performance is a clear indication of its proven leadership position in the wide and super-wide format graphic arts markets. The sale of our holdings in Objet, which was a minority-owned affiliate, is consistent with our previously announced plan of exploring and implementing strategic alternatives relating to our holdings, when and to the extent feasible, including dispositions, acquisitions and the like.”

Conference Call
Scitex will be holding a conference call to discuss its second quarter 2005 results on Tuesday, August 9, 2005 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight, August 16, 2005) at the following numbers:

US:	1 800 475-6701
Intl:	1 320 365-3844
Access code:	791262

Scitex Corporation Ltd.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

2

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to pursuing strategic alternatives, (8) uncertainty of outcome of shareholder litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “risk factors” and “trend information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. Scitex Vision is a trademark and service mark of Scitex Vision Ltd.

Contact

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il

(Tables to Follow)

3

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	June 30 2005	December 31 2004

Assets

Current assets:
Cash and cash equivalents	$82,649	$85,892
Short-term investments	58,385	56,693
Restricted deposits	17,998	18,000

Total cash and short-term investments	159,032	160,585

Trade receivables	35,311	32,792
Other receivables	6,678	7,369
Inventories	39,318	36,726
Deferred income taxes	436	758

	240,775	238,230

Investments and other non-current assets	4,856	9,987

Property plant and equipment - net	10,060	9,147

Goodwill and other intangible assets - net	15,043	15,996

	$270,734	$273,360

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit and loans including current maturities	$32,235	$34,312
Trade payables	15,928	21,877
Income taxes payable	16,047	16,437
Accrued and other liabilities	25,262	22,970
Current liabilities related to discontinued operation	1,235	2,193

	90,707	97,789

Long-term liabilities:
Loans from banks	7,628	8,802
Loans from other	2,591	2,540
Liability for employee rights upon retirement	4,130	4,178

	14,349	15,520

Long term loans from related parties, convertible into share of subsidiary	1,609	1,551

Minority interest	5,476	4,226

	112,141	119,086
Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	279,007	278,812
Accumulated other comprehensive loss	(630)	(327)
Deferred stock compensation	(623)	(517)
Accumulated deficit	(93,066)	(97,599)
Treasury shares, at cost	(32,300)	(32,300)

	158,593	154,274

	$270,734	$273,360

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended June 30,
	2005	2004
	(Unaudited)	(Unaudited)

Revenues
Products	$21,702	$18,886
Services and supplies	15,985	11,910

Total revenues	37,687	30,796

Cost of revenues
Cost of products	13,340	11,028
Cost of services and supplies	7,812	5,880

Total cost of revenues	21,152	16,908

Gross profit	16,535	13,888

Expenses
Sales & marketing	5,499	5,535
General & administrative	4,531	4,065
Research & development, net	4,003	2,602
Amortization of intangible assets	1,154	1,523

Operating income	1,348	163

Financial income (expenses) - net	683	(233)
Other income (expenses) - net	829	(489)

Income (loss) before taxes on income	2,860	(559)

Taxes on income	(439)	(124)

	2,421	(683)

Gain from sale / Share in results of associated company	981	(250)
Minority interest in results of a subsidiary	(650)	(224)

Net Income (loss) from continuing operations	2,752	(1,157)
Net loss from discontinued operation	-	(78)

Net Income (loss)	$2,752	$(1,235)

Earning (Loss) per share - basic:
Continuing operations	$0.07	$(0.03)
Discontinued operation	-	$(0.00)

	$0.07	$(0.03)

Earning (Loss) per share - diluted:
Continuing operations	$0.07	$(0.03)
Discontinued operation	-	$(0.00)

	$0.07	$(0.03)

Weighted average number of shares used in computation of EPS (in thousands)
Basic:	38,066	42,193

Diluted:	38,134	42,193

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended June, 30
	2005	2004
	Unaudited	Unaudited

Revenues
Products	21,702	18,886
Services and Supplies	15,985	11,910

Total Revenues	37,687	30,796

Gross Profit	16,535	13,888

Expenses:
S,G&A	9,150	8,805
Research & Development	2,964	2,167
Amortization of Intangibles	800	932

	12,914	11,904

Operating Income	3,621	1,984

Financial expenses	(495)	(651)
Other expense, net	0	(39)
Taxes on Income	(249)	(102)

Net Income	2,877	1,192